  EXHIBIT 12.1 - PRO FORMA COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                              RAM ENERGY, INC.

                         Pro Forma         Pro Forma
                        Year Ended      Nine Months Ended
                    December 31, 1996  September 30, 1997
                    -----------------  ------------------
Earnings(1)               2,231             (2,970)
Fixed Charges(2)         12,554              9,420
Ratio(3)                 1.18:1                -

(1) "Earnings" represents income (loss) before provision for federal and state income taxes or income tax benefits. There were no discontinued operations, extraordinary items, or cumulative effects of accounting changes for any of the included periods. "Fixed charges" consist of interest expense and amortization of costs incurred in connection with the Offering.

(2) Pro forma to give effect to the issuance of $115 million of Senior
    Notes due 2008 with an assumed stated interest rate of 10.50% in the Offering, and net proceeds to RAM Energy, Inc. of $110.4 million.
    For purposes of computing the Ratio of Earnings to Fixed Charges, interest expense includes interest on the Senior Notes together with amortization of the underwriting discounts and expenses of the Offering; for the period ended December 31, 1996, amortization expense was $460,000 and for the period ended September 30, 1997 amortization expense was $345,000.

    The ratio of earnings to fixed charges has been computed using an assumed interest rate of 10.50%. An increase or decrease of 1/8th of 1% would not affect the calculated ratio for either Pro Forma period.

(3) Earnings were insufficient to cover fixed charges by approximately $2,970,000 for the nine months ended September 30, 1997.